Filed by Ranger Oil Corporation

(Commission File No. 1-13283)

pursuant to Rule 425 of the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Ranger Oil Corporation

(Commission File No. 1-13283)

Email Communications to Ranger Oil Corporation Employees—First Delivered February 28, 2023

Subject: Ranger agrees to merger with Baytex

Dear fellow Rangers,

I’m pleased to announce that we have entered into a definitive merger agreement where Ranger Oil will combine with Baytex Energy Corporation, a Canadian company with a leading position in the Western Canadian Sedimentary Basin and a sizable non-operated position in the Eagle Ford. Baytex was attracted to our company due to the depth of our inventory, strength of our balance sheet, and most importantly, the talent of our employees. Baytex has ambitious plans for our Eagle Ford position, and the Ranger team will become its US operating presence. Though the headquarters of the combined company will remain in Canada following the closing, the new company looks to our team (both Houston staff and field staff) to execute its development plans safely, and deliver results consistent with our admirable track record. Wow, I couldn’t be more proud of what our team has accomplished in building Ranger into what it is today, and I’m very excited for the potential of the combined company. Following the closing, it is anticipated that the Baytex executive team and Board will run the combined company, with the addition of Julia Gwaltney who is expected to lead their US operations here in Houston. Additionally, two of our independent directors are expected to join the combined company Board, one of which will be Jeff Wojahn.

I have attached our press release, and there is a news release and slide presentation with additional information that can be found on Baytex’s website.

This transaction was unanimously approved by the Boards of Ranger and Baytex, with closing expected late in the second quarter. We anticipate this change generates many questions, several that we don’t fully have the answers for yet. Look for additional information as we plan to communicate further in the near future. We will hold a virtual town hall meeting at 10am today to provide more information (invitation to follow later this morning). In the meantime, if you are contacted by anyone in the media or investment community, please respectfully decline to comment and immediately refer them to myself or Rusty Kelley.

Thanks for all you do!

Darrin Henke

Ranger Oil Corporation

DHenke@RangerOil.com

ATTENTION: Our Email Addresses are changing. Our parent entity’s name was changed to Ranger Oil Corporation, and therefore our new email domain will be @rangeroil.com, effective December 1, 2021. To prevent disruption of future communications please update your records accordingly and add our new email domain @rangeroil.com to your allowed senders list. Thank you for your cooperation.

Important Additional Information

In connection with the merger agreement by and between Ranger Oil Corporation (the “Company”), a Virginia corporation, and Baytex Energy Corp. (“Baytex”), a company incorporated under the Business Corporations Act (Alberta), related to the proposed merger (the “Merger”) between the Company and Baytex and the transactions related thereto (the “Transactions”), Baytex intends to file with the SEC a registration statement on Form F-4 (the “Registration Statement”) to register the Baytex common shares to be issued pursuant to the Transactions. The Registration Statement will include a document that serves as a prospectus of Baytex and proxy statement of the Company (the “proxy statement/prospectus”), and each party will file other documents regarding the Transactions with the SEC. This communication is not a substitute for the Registration Statement or proxy statement/prospectus or for any other document that the Company and/or Baytex may file with the SEC and send to the Company’s and/or Baytex’s shareholders in connection with the Transactions. INVESTORS AND SECURITY HOLDERS OF THE COMPANY AND BAYTEX ARE URGED TO CAREFULLY AND THOROUGHLY READ, WHEN THEY BECOME AVAILABLE, THE REGISTRATION STATEMENT, THE PROXY STATEMENT/PROSPECTUS, AS EACH MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME, AND OTHER RELEVANT DOCUMENTS FILED BY THE COMPANY AND BAYTEX WITH THE SEC BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE COMPANY AND BAYTEX, THE TRANSACTIONS, THE RISKS RELATED THERETO AND RELATED MATTERS.

After the Registration Statement has been declared effective, a definitive proxy statement/prospectus will be mailed to shareholders of each of the Company and Baytex. Investors will be able to obtain free copies of the Registration Statement and the proxy statement/prospectus, as each may be amended from time to time, and other relevant documents filed by the Company and Baytex with the SEC (when they become available) through the website maintained by the SEC at www.sec.gov. Copies of documents filed with the SEC by the Company, including the proxy statement/prospectus (when available), will be available free of charge from the Company’s website at www.rangeroil.com under the “Investors” tab. Copies of documents filed with the SEC by Baytex, including the proxy statement/prospectus (when available), will be available free of charge from Baytex’s website at www.baytexenergy.com under the “Investors” tab.

Participants in the Solicitation

The Company, Baytex and certain of their respective directors, executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from the Company’s shareholders and the solicitation of proxies from Baytex’s shareholders, in each case with respect to the Transactions. Information about the Company’s directors and executive officers is available in its definitive proxy statement for its 2022 annual meeting filed with the SEC on April 1, 2022, and in the proxy statement/prospectus (when available). Information about Baytex’s directors and executive officers is available will be available in the proxy statement/prospectus (when available). Other information regarding the participants in the solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the Registration Statement, the proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the Transactions when they become available. Shareholders, potential investors and other readers should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions.

No Offer or Solicitation

This communication is not intended to, and shall not, constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended (the Securities Act).

Forward-Looking Statements

This communication contains “forward-looking statements” within the meaning of Section 27A of the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included in this communication that address activities, events or developments that the Company or Baytex expects, believes or anticipates will or may occur in the future are forward-looking statements. Words such as “estimate,” “project,” “predict,” “believe,” “expect,” “anticipate,” “potential,” “create,” “intend,” “could,” “would,” “may,” “plan,” “will,” “guidance,” “look,” “goal,” “future,” “build,” “focus,” “continue,” “strive,” “allow” or the negative of such terms or other variations thereof and words and terms of similar substance used in connection with any discussion of future plans, actions, or events identify forward-looking statements. However, the absence of these words does not mean that the statements are not forward-looking. These forward-looking statements include, but are not limited to, statements regarding the Transactions, the Company’s and Baytex’s plans and expectations with respect to the Transactions and the anticipated impact of the Transactions on the combined company’s results of operations, financial position, growth opportunities, competitive position, development plans and anticipated future performance. Information adjusted for the Transactions should not be considered a forecast of future results. There are a number of risks and uncertainties that could cause actual results to differ materially from the forward-looking statements included in this communication.

These include the possibility that shareholders of Baytex may not approve the issuance of new Baytex common shares in the Transactions or that shareholders of the Company or Baytex may not approve the Transactions, including the merger agreement; the risk that a condition to closing of the Transactions may not be satisfied, that either party may terminate the merger agreement or that the closing of the Transactions might be delayed or not occur at all; potential adverse reactions or changes to business or employee relationships, including those resulting from the announcement or completion of the Transactions; the parties do not receive regulatory approval of the Transactions; the risk that Baytex is unable to obtain approval to list on the New York Stock Exchange and/or the Toronto Stock Exchange the shares to be issued in the Merger; the risk that changes in Baytex’s capital structure and governance could have adverse effects on the market value of its securities; the ability of the Company and Baytex to retain customers and retain and hire key personnel and maintain relationships with their suppliers and customers and on the Company’s and Baytex’s operating results and business generally; the risk the Transactions could distract management from ongoing business operations or cause the Company and/or Baytex to incur substantial costs; the risk that Baytex may be unable to reduce expenses or access financing or liquidity; the risk that Baytex does not realize expected benefits of its hedges; the impact of the COVID-19 pandemic, any related economic downturn and any related substantial decline in demand for oil and natural gas; the risk of changes in governmental regulations or enforcement practices, especially with respect to environmental, health and safety matters; ability to execute its business plan in volatile commodity price environments, the combined company’s ability to develop, explore for, acquire and replace oil and gas reserves and sustain production, contract for drilling rigs, frac crews, materials, supplies and services at reasonable costs and realize anticipated synergies in the timeframe expected or at all; and other important factors that could cause actual results to differ materially from those projected.

All such factors are difficult to predict and are beyond the Company’s or Baytex’s control, including those detailed in the Company’s Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K that are available on the Company’s website at www.rangeroil.com and on the website of the SEC at www.sec.gov, and those detailed in Baytex’s Form 40-Fs and Form 6-Ks available on the website of the SEC. All forward-looking statements are based on assumptions that the Company and Baytex believe to be reasonable but that may not prove to be accurate. Any forward-looking statement speaks only as of the date on which such statement is made, and neither the Company nor Baytex undertakes no obligation to correct or update any forward-looking statement, whether as a result of new information, future events or otherwise, except as required by applicable law. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof.

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